

September 16, 2014

<u>Via E-mail</u>
Martin S. Craighead
Chairman and Chief Executive Officer
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118

> **Re: Baker Hughes Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 12, 2014**
> **File No. 1-09397**

Dear Mr. Craighead:

We refer you to our comment letter dated August 28, 2014, regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
    Assistant Director
    Division of Corporation Finance